Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated November 9, 2016 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2016	2015	% Change	2016	2015	% Change
Crude oil (bbls/d)	125,713	143,582	(12)	134,107	135,066	(1)
NGLs (bbls/d)	17,750	11,455	55	17,134	9,263	85
Natural gas (mcf/d)	102,883	105,249	(2)	104,515	90,576	15
Total (boe/d)	160,610	172,579	(7)	168,660	159,425	6
Crude oil and NGLs (%)	89	90	(1)	90	91	(1)
Natural gas (%)	11	10	1	10	9	1
Total (%)	100	100	-	100	100	-
Production decreased by 7 percent in the three months ended September 30, 2016 compared to the third quarter of 2015 primarily due to the decreases in crude oil and natural gas production, partially offset by the increase in NGL production. Crude oil production decreased by 12 percent primarily due to the Company's reduced capital development program reflecting the significant decrease in benchmark commodity prices, partially offset by acquisitions completed in the third quarter of 2016. Natural gas production decreased by 2 percent primarily due to the impact of processing gas through a third party deep cut gas plant in southeast Saskatchewan, largely offset by the commissioning of the Company's gas plant in the Flat Lake resource play in southeast Saskatchewan. The Company's NGL production increased by 55 percent primarily due to throughput commencing into a third party deep cut gas plant in southeast Saskatchewan.
Production increased by 6 percent in the nine months ended September 30, 2016 compared to the same period in 2015 primarily due to the increases in NGL and natural gas production. The Company's NGL production increased by 85 percent primarily due to throughput commencing into a third party deep cut gas plant in southeast Saskatchewan and acquisitions completed in 2015. Natural gas production increased 15 percent primarily due to acquisitions completed in 2015 and the commissioning of the Company's gas plant in the Flat Lake resource play in southeast Saskatchewan, partially offset by the impact of processing gas through a third party deep cut gas plant in southeast Saskatchewan. Crude oil production remained consistent due to the Company's management of its capital development program and acquisitions completed in 2015 and 2016.
The Company's weighting to crude oil and NGLs in the three and nine months ended September 30, 2016, compared to the same periods in 2015, decreased slightly as a result of increased gas conservation associated with the commissioning of a new gas plant in Flat Lake, partially offset by the gas shrinkage impact of processing more gas through a deep cut gas plant in southeast Saskatchewan.
The following is a summary of Crescent Point's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area (boe/d)	2016	2015	% Change	2016	2015	% Change
Southeast Saskatchewan and Manitoba	93,540	97,255	(4)	97,604	90,427	8
Southwest Saskatchewan	26,754	30,526	(12)	28,741	31,378	(8)
Alberta and West Central Saskatchewan	22,408	21,057	6	22,951	15,052	52
United States	17,908	23,741	(25)	19,364	22,568	(14)
Total	160,610	172,579	(7)	168,660	159,425	6
In the three and nine months ended September 30, 2016, the Company drilled 225 (201.3 net) wells and 453 (415.5 net) wells, respectively, focused primarily in the Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan, the Viking resource play in west central Saskatchewan, the Shaunavon resource play in southwest Saskatchewan and the Uinta Basin resource play in northeast Utah.

CRESCENT POINT ENERGY CORP.	1

Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2016	2015	% Change	2016	2015	% Change
Crude oil ($/bbl)	51.56	51.81	-	45.70	54.29	(16)
NGLs ($/bbl)	15.90	15.51	3	12.93	16.70	(23)
Natural gas ($/mcf)	2.48	3.05	(19)	2.08	3.07	(32)
Total ($/boe)	43.71	46.00	(5)	38.94	48.71	(20)

(1)	The average selling prices reported are before realized derivatives and transportation.

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2016	2015	% Change	2016	2015	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	44.94	46.44	(3)	41.37	50.98	(19)
WTI crude oil (Cdn$/bbl)	58.36	61.11	(5)	54.43	64.53	(16)
Crude Oil Differential
LSB crude oil (Cdn$/bbl) (2)	(4.91)	(6.49)	(24)	(6.01)	(7.36)	(18)
WCS crude oil (Cdn$/bbl) (3)	(17.60)	(17.41)	1	(18.12)	(16.63)	9
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (4)	2.32	2.91	(20)	1.85	2.78	(33)
AECO monthly index natural gas (Cdn$/mcf)	2.20	2.79	(21)	1.85	2.80	(34)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.77	0.76	1	0.76	0.79	(4)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

(4)	AECO refers to the Alberta Energy Company natural gas price.
In the third quarter of 2016, the Company's average selling price for crude oil remained consistent from the same period in 2015 as a 3 percent decrease in the US$ WTI benchmark price was offset by a narrower corporate oil price differential. Crescent Point's corporate oil differential compared to Cdn$ WTI for the third quarter of 2016 was $6.80 per bbl compared to $9.30 per bbl in the third quarter of 2015.
The Company’s corporate oil differential for the third quarter of 2016 was primarily impacted by a narrowing of light oil differentials. In the three months ended September 30, 2016, the Cdn$ WTI - LSB differential discount narrowed to average $4.91 per bbl, a 24 percent decrease from the same period in 2015. Light Sour Blend differentials in the third quarter of 2016 narrowed compared to the same period in 2015 primarily due to the unfavorable impact of an unplanned refinery shutdown in August 2015. Western Canadian Select differentials continued to be negatively impacted by the oversupply in North American production and constraints to pipeline take away capacity out of the Western Canadian Sedimentary Basin.
In the nine months ended September 30, 2016, the Company's average selling price for crude oil decreased 16 percent from the same period in 2015, primarily as a result of a 19 percent decrease in the US$ WTI benchmark price, partially offset by a weaker Canadian dollar and narrower corporate oil price differential. The Company's corporate oil differential compared to Cdn$ WTI for the nine months ended September 30, 2016 was $8.73 per bbl compared to $10.24 per bbl in the same period of 2015.
The Company's corporate oil differential for the nine months ended September 30, 2016 was impacted by a narrowing of light oil differentials and a widening of medium and heavy oil differentials. In the nine months ended September 30, 2016, the Cdn$ WTI - LSB differential discount narrowed to average $6.01 per bbl, an 18 percent decrease from the same period in 2015, and the Cdn$ WTI - WCS differential discount widened to average $18.12 per bbl, a 9 percent increase from the same period in 2015.
The Company's exposure to medium and heavy oil differentials is due to the Company's production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices, and the Company's production base in the Uinta Basin which exposes the Company to Yellow wax crude and Black wax crude oil differentials.
The Company's average selling price for NGLs in the third quarter increased 3 percent from $15.51 per bbl in the third quarter of 2015 to $15.90 per bbl in 2016. In the nine months ended September 30, 2016, the Company's average selling price for NGLs decreased 23 percent from $16.70 per bbl to $12.93 per bbl. Average selling prices for NGLs continue to be impacted by the significant weakening of propane, butane and condensate prices resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
The Company's average selling price for gas in the three and nine months ended September 30, 2016 decreased 19 percent from $3.05 per mcf to $2.48 per mcf and 32 percent from $3.07 per mcf to $2.08 per mcf, respectively, primarily as a result of the decreases in the AECO daily benchmark price driven by oversupply in the Western Canadian Sedimentary Basin.

CRESCENT POINT ENERGY CORP.	2

Derivatives
The following is a summary of the realized derivative gain on crude oil and natural gas derivative contracts:

	Three months ended September 30			Nine months ended September 30
($ millions, except volume amounts)	2016	2015	% Change	2016	2015	% Change
Average crude oil volumes hedged (bbls/d) (1)	56,500	69,078	(18)	51,311	65,279	(21)
Crude oil realized derivative gain (1)	82.8	170.9	(52)	398.6	444.9	(10)
per bbl	7.15	12.94	(45)	10.85	12.07	(10)
Average natural gas volumes hedged (GJ/d) (2)	45,500	34,000	34	37,861	32,352	17
Natural gas realized derivative gain	5.1	2.9	76	17.4	8.2	112
per mcf	0.54	0.30	80	0.61	0.33	85
Average barrels of oil equivalent hedged (boe/d) (1)	63,688	74,449	(14)	57,292	70,390	(19)
Total realized derivative gain (1)	87.9	173.8	(49)	416.0	453.1	(8)
per boe	5.95	10.95	(46)	9.00	10.41	(14)

(1)
The crude oil realized derivative gain includes the realized derivative loss on financial price differential contracts in the three and nine months ended September 30, 2016. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business and market conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, and fluctuations in the US/Cdn dollar exchange rate and interest rates are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With the ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
The Company recorded total realized derivative gains of $87.9 million and $416.0 million for the three and nine months ended September 30, 2016, respectively, compared to $173.8 million and $453.1 million for the same periods in 2015.
The Company's realized derivative gain for oil was $82.8 million and $398.6 million for the three and nine months ended September 30, 2016, respectively, compared to $170.9 million and $444.9 million for the same periods in 2015. The decreased realized gains in the three and nine months ended September 30, 2016 are largely attributable to the decreases in the Company's average derivative oil price and oil volumes hedged, partially offset by the decrease in the Cdn$ WTI benchmark price. The realized gain in the nine months ended September 30, 2016 also includes the $42.0 million realized gain from the unwind and settlement of a portion of the Company's 2017 and 2018 hedges. During the three months ended September 30, 2016, the Company's average derivative oil price decreased by 16 percent or $13.73 per bbl, from $88.01 per bbl in 2015 to $74.28 per bbl in 2016. During the nine months ended September 30, 2016, the Company's average derivative oil price decreased by 10 percent or $9.26 per bbl, from $89.05 per bbl in 2015 to $79.79 per bbl in 2016.
Crescent Point's realized derivative gain for gas was $5.1 million and $17.4 million for the three and nine months ended September 30, 2016, respectively, compared to $2.9 million and $8.2 million for the same periods in 2015. The increased realized derivative gains in the three and nine months ended September 30, 2016 are largely attributable to the decrease in the AECO monthly index price and the increase in gas volumes hedged, partially offset by a decrease in the Company's average derivative gas price. During the three months ended September 30, 2016, the Company's average derivative gas price decreased by 7 percent or $0.26 per GJ, from $3.57 per GJ in 2015 to $3.31 per GJ in 2016. During the nine months ended September 30, 2016, the Company's average derivative gas price decreased by 4 percent or $0.16 per GJ, from $3.59 per GJ in 2015 to $3.43 per GJ in 2016.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	3

The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Crude oil	(45.3)	252.9	(118)	(427.6)	(137.9)	210
Natural gas	1.3	(0.3)	(533)	(6.8)	(0.5)	1,260
Interest	0.6	0.4	50	(2.4)	2.3	(204)
Power	(0.1)	(0.3)	(67)	-	(0.2)	(100)
Cross currency	11.6	187.3	(94)	(130.1)	262.0	(150)
Foreign exchange	0.2	3.1	(94)	(1.2)	4.9	(124)
Total unrealized derivative gain (loss)	(31.7)	443.1	(107)	(568.1)	130.6	(535)
The Company recognized a total unrealized derivative loss of $31.7 million for the three months ended September 30, 2016 compared to a total unrealized derivative gain of $443.1 million in the same period in 2015, primarily due to a $45.3 million unrealized derivative loss on crude oil contracts in the third quarter of 2016 compared to a $252.9 million unrealized derivative gain in the third quarter of 2015. The unrealized oil derivative loss for the three months ended September 30, 2016 is primarily attributable to the maturity of in-the-money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at September 30, 2016 compared to June 30, 2016. The unrealized oil derivative gain for the three months ended September 30, 2015 was primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at September 30, 2015 compared to June 30, 2015, partially offset by the maturity of in-the-money contract months.
The total unrealized derivative loss in the third quarter of 2016 was partially offset by an $11.6 million unrealized derivative gain on Cross Currency Swaps ("CCS") compared to $187.3 million in the same period in 2015. The Company has US dollar denominated debt including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes and enters into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes are fixed for purposes of interest and principal repayments at notional amounts. The unrealized CCS derivative gain for the three months ended September 30, 2016 is primarily the result of the weaker forward Canadian dollar at September 30, 2016 compared to June 30, 2016, partially offset by the maturity of in-the-money contract months. The unrealized CCS derivative gain for the three months ended September 30, 2015 was primarily the result of the weaker forward Canadian dollar at September 30, 2015 compared to June 30, 2015.
During the nine months ended September 30, 2016, the Company recognized a total unrealized derivative loss of $568.1 million compared to a total unrealized derivative gain of $130.6 million in the same period in 2015, primarily due to a $427.6 million unrealized derivative loss on crude oil contracts in the nine months ended September 30, 2016 compared to $137.9 million for the same period in 2015. The unrealized oil derivative loss for the nine months ended September 30, 2016 is primarily attributable to the maturity of in-the-money contract months, the unwind and settlement of a portion of the Company's 2017 and 2018 hedges and the increase in the Cdn$ WTI forward benchmark price at September 30, 2016 compared to December 31, 2015. The unrealized oil derivative loss for the nine months ended September 30, 2015 was primarily attributable to the maturity of in-the-money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at September 30, 2015 compared to December 31, 2014.
The total unrealized derivative loss in the nine months ended September 30, 2016 was also attributable to a $130.1 million unrealized derivative loss on CCS compared to an unrealized derivative gain of $262.0 million in the same period in 2015. The unrealized CCS derivative loss for the nine months ended September 30, 2016 was primarily the result of the stronger forward Canadian dollar at September 30, 2016 compared to December 31, 2015. The unrealized CCS derivative gain for the nine months ended September 30, 2015 was primarily the result of the weaker forward Canadian dollar at September 30, 2015 compared to December 31, 2014.
Revenues

	Three months ended September 30			Nine months ended September 30
($ millions) (1)	2016	2015	% Change	2016	2015	% Change
Crude oil sales	596.4	684.4	(13)	1,679.2	2,001.9	(16)
NGLs sales	26.0	16.4	59	60.7	42.3	43
Natural gas sales	23.5	29.5	(20)	59.5	75.9	(22)
Total oil and gas sales	645.9	730.3	(12)	1,799.4	2,120.1	(15)

(1)	Revenue is reported before realized derivatives.
Crude oil sales decreased 13 percent in the three months ended September 30, 2016, from $684.4 million in 2015 to $596.4 million in 2016, primarily due to the 12 percent decrease in crude oil production. The decrease in production for the third quarter of 2016 is primarily due to the Company's reduced capital development program reflecting the significant decrease in benchmark commodity prices, partially offset by acquisitions completed in the third quarter of 2016.
Crude oil sales decreased 16 percent in the nine months ended September 30, 2016, from $2.0 billion in 2015 to $1.7 billion in 2016, primarily due to the 16 percent decrease in realized prices. The decrease in realized prices is largely a result of the 16 percent decrease in the Cdn$ WTI benchmark price as compared to the third quarter of 2015. Crude oil production remained consistent due to the Company's management of its capital development program and acquisitions completed in 2015 and 2016.

CRESCENT POINT ENERGY CORP.	4

NGL sales increased 59 percent and 43 percent in the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The increases are primarily due to the 55 percent and 85 percent increase in NGL production, respectively. The increased production is primarily due to throughput commencing into a third party deep cut gas plant in southeast Saskatchewan in the first quarter of 2016 and acquisitions completed in 2015. In the nine months ended September 30, 2016, the increase was partially offset by the 23 percent decrease in realized NGL prices. Realized prices in the three and nine months ended September 30, 2016 continue to be negatively impacted by the significant weakening of prices for propane, butane and condensate resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
Natural gas sales decreased 20 percent and 22 percent in the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to the 19 percent and 32 percent decrease in realized natural gas prices, respectively. The decreases in the realized natural gas prices are largely due to the decreases in the AECO daily benchmark prices. Natural gas sales in the nine months ended September 30, 2016 was also partially offset by the 15 percent increase in natural gas production. The increased natural gas production in 2016 is primarily due to acquisitions completed in 2015 and the commissioning of the Company's gas plant in the Flat Lake resource play in southeast Saskatchewan, partially offset by the impact of processing gas through a third party deep cut gas plant in southeast Saskatchewan.
Royalties

	Three months ended September 30			Nine months ended September 30
($ millions, except % and per boe amounts)	2016	2015	% Change	2016	2015	% Change
Royalties	92.3	115.4	(20)	252.6	332.5	(24)
As a % of oil and gas sales	14	16	(2)	14	16	(2)
Per boe	6.25	7.27	(14)	5.47	7.64	(28)
Royalties decreased 20 percent and 24 percent in the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, largely due to the 12 percent and 15 percent decreases in oil and gas sales, respectively, and the decreases in royalties as a percentage of sales. Royalties as a percentage of sales for the three and nine months ended September 30, 2016 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas in Canada and the overall increase in the Company's production in Canada.
In 2016, the provincial government of Alberta announced the Modernized Royalty Framework ("MRF") that will be effective on January 1, 2017. The MRF will result in the modernization and simplification of the royalty structure with changes to the royalty framework for wells drilled after the effective date; no changes will be made to the royalty structure of wells drilled prior to January 2017 for a ten year period. In addition, wells drilled prior to January 1, 2017 can early opt in to the MRF as long as the well represents additional capital and it can be demonstrated that the well would not have been drilled otherwise in 2016. Crescent Point continues to assess the impact of the changes to the royalty structure and the Company expects the MRF will not have a significant impact on its operations.
Operating Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Operating expenses	180.2	202.8	(11)	511.2	529.3	(3)
Per boe	12.18	12.75	(4)	11.06	12.16	(9)
Operating expenses per boe decreased 4 percent in the three months ended September 30, 2016 compared to the same period in 2015 primarily due to reduced maintenance activity levels and the positive impact of the Company's cost reduction initiatives including improvements in labour and chemical costs. Operating expenses per boe decreased 9 percent in the nine months ended September 30, 2016 compared to the same period in 2015, primarily due to reduced maintenance activity levels, the positive impact of the Company's cost reduction initiatives including improvements in labour and chemical costs and favorable prior period adjustments related to service and utility costs, partially offset by higher associated operating costs from acquisitions completed in the second quarter of 2015.
Operating expenses decreased 11 percent in the third quarter of 2016 compared to the third quarter in 2015 due to the decreases in production and per boe operating expenses as noted above. In the nine months ended September 30, 2016, operating expenses decreased 3 percent compared to the same period in 2015 due to the decrease in per boe operating expenses as noted above, partially offset by the growth in the Company's production as a result of acquisitions in 2015.
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Transportation expenses	29.0	38.6	(25)	98.3	103.3	(5)
Per boe	1.96	2.43	(19)	2.13	2.37	(10)

CRESCENT POINT ENERGY CORP.	5

Transportation expenses per boe decreased 19 percent and 10 percent in the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The decreases were primarily due to lower trucking costs as a result of decreases in trucking rates, the Company's investment in pipeline gathering systems, reduced oil deliveries through the Company's rail terminals and decreased pipeline tariff rates.
Transportation expenses decreased 25 percent in the third quarter of 2016 compared to the third quarter in 2015 due to the decreases in production and per boe transportation expenses as noted above. In the nine months ended September 30, 2016, transportation expenses decreased 5 percent compared to the same period in 2015, primarily due to the decrease in per boe transportation expenses as noted above, partially offset by the growth in the Company's production as a result of acquisitions in 2015.
Netbacks

	Three months ended September 30			Nine months ended September 30
	2016	2015		2016	2015
	Total (1) ($/boe)	Total (1) ($/boe)	% Change	Total (1) ($/boe)	Total (1) ($/boe)	% Change
Average selling price	43.71	46.00	(5)	38.94	48.71	(20)
Royalties	(6.25)	(7.27)	(14)	(5.47)	(7.64)	(28)
Operating expenses	(12.18)	(12.75)	(4)	(11.06)	(12.16)	(9)
Transportation expenses	(1.96)	(2.43)	(19)	(2.13)	(2.37)	(10)
Netback prior to realized derivatives	23.32	23.55	(1)	20.28	26.54	(24)
Realized gain on derivatives	5.95	10.95	(46)	9.00	10.41	(14)
Netback	29.27	34.50	(15)	29.28	36.95	(21)

(1)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.
The Company's netback for the three months ended September 30, 2016 decreased 15 percent to $29.27 per boe from $34.50 per boe in 2015. The decrease in the Company's netback is primarily the result of the decrease in realized gain on derivatives and the decrease in average selling price largely due to the decrease in the Company's weighting to crude oil production, partially offset by the decreases in royalties, operating and transportation expenses.
The Company's netback for the nine months ended September 30, 2016 decreased 21 percent to $29.28 per boe from $36.95 per boe in 2015. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and the decrease in realized gain on derivatives, partially offset by the decreases in royalties, operating and transportation expenses.
General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
General and administrative costs	33.8	36.3	(7)	103.2	103.6	-
Capitalized	(7.3)	(7.8)	(6)	(24.7)	(21.9)	13
Total general and administrative expenses	26.5	28.5	(7)	78.5	81.7	(4)
Transaction costs	(1.2)	(1.5)	(20)	(1.8)	(11.2)	(84)
General and administrative expenses	25.3	27.0	(6)	76.7	70.5	9
Per boe	1.72	1.70	1	1.66	1.62	2
General and administrative expenses decreased 6 percent in the third quarter of 2016 primarily due to the decreases in employee, information technology and insurance costs, partially offset by the decrease in overhead recoveries from partners associated with lower capital spending and provisions for bad debts. General and administrative expenses increased 9 percent in the nine months ended September 30, 2016 primarily due to the decrease in overhead recoveries from partners associated with lower capital spending and provisions for bad debts, partially offset by decreases in information technology and insurance costs.
General and administrative expenses per boe remained consistent in the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015.
Transaction costs incurred in the three and nine months ended September 30, 2016 relate primarily to the major property acquisition. Transaction costs incurred in the nine months ended September 30, 2015 relate primarily to the acquisitions of Legacy Oil + Gas Inc., Coral Hill Energy Ltd. and minor property acquisitions. Refer to the Capital Acquisitions section in this MD&A for further information.
Interest Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Interest expense	39.9	38.0	5	120.3	105.0	15
Per boe	2.70	2.40	13	2.60	2.41	8

CRESCENT POINT ENERGY CORP.	6

In the three months ended September 30, 2016, interest expense per boe and interest expense increased 13 percent and 5 percent, respectively, compared to the same period in 2015, reflecting the Company's higher average debt balance. The Company's effective interest rate in the three months ended September 30, 2016 remained relatively consistent at 3.94 percent.
In the nine months ended September 30, 2016, interest expense per boe and interest expense increased 8 percent and 15 percent, respectively, compared to the same period in 2015. The increases are primarily due to the Company's higher average debt balance, partially offset by a lower effective interest rate. The Company's effective interest rate in the nine months ended September 30, 2016 decreased to 4.00 percent from 4.21 percent.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At September 30, 2016, 62 percent of the Company's long-term debt, including its US dollar senior guaranteed notes at the Canadian dollar economic amounts due at maturity, had fixed interest rates.
Foreign Exchange Gain (Loss)

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Realized gain (loss)
CCS - US dollar interest payment	1.6	1.7	(6)	4.9	4.1	20
CCS - US dollar debt maturities	10.5	-	-	1.5	8.6	(83)
US dollar debt maturities	(10.5)	-	-	(5.3)	(8.6)	(38)
Other	-	(0.1)	(100)	(4.3)	0.3	(1,533)
Unrealized gain (loss)
Translation of US dollar long-term debt	(25.5)	(170.0)	(85)	172.1	(269.7)	(164)
Other	(0.2)	(0.9)	(78)	0.9	(2.0)	(145)
Foreign exchange gain (loss)	(24.1)	(169.3)	(86)	169.8	(267.3)	(164)
The Company has US dollar denominated debt including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.21 billion of LIBOR loans and the issuance of US$1.42 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.57 billion and $1.51 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative losses. Refer to the Derivatives section in this MD&A for further information.
During the three and nine months ended September 30, 2016, the Company realized a gain of $1.6 million and $4.9 million, respectively, on the settlement of the CCS associated with interest payments made on US dollar long-term debt, compared to $1.7 million and $4.1 million in the same periods in 2015. The realized gain for the third quarter of 2016 remained consistent compared to the same period in 2015. In the nine months ended September 30, 2016, the increased realized gain is primarily due to the weaker Canadian dollar in the nine months ended September 30, 2016 compared to the same period in 2015. In addition, the Company realized fully offsetting gains and losses on the maturity of its hedged US dollar long-term debt and settlement of the associated CCS. The realized foreign exchange loss on the maturity of US dollar long-term debt for the nine months ended September 30, 2016 includes a $3.8 million loss from the maturity of an unhedged US dollar LIBOR loan.
The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the three and nine months ended September 30, 2016, the Company recorded an unrealized foreign exchange loss of $25.5 million and an unrealized foreign exchange gain of $172.1 million, respectively, on the translation of US dollar long-term debt and accrued interest compared to unrealized losses of $170.0 million and $269.7 million, respectively, in the same periods in 2015. The unrealized foreign exchange loss from the translation of US dollar long-term debt and accrued interest in the third quarter of 2016 is attributable to a slightly weaker Canadian dollar at September 30, 2016 as compared to June 30, 2016. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the nine months ended September 30, 2016 is attributable to a stronger Canadian dollar at September 30, 2016 as compared to December 31, 2015.
Share-based Compensation Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Share-based compensation costs	15.7	14.9	5	57.4	60.8	(6)
Capitalized	(3.4)	(3.3)	3	(11.4)	(13.7)	(17)
Share-based compensation expense	12.3	11.6	6	46.0	47.1	(2)
Per boe	0.83	0.73	14	1.00	1.08	(7)

CRESCENT POINT ENERGY CORP.	7

During the three months ended September 30, 2016, the Company recorded share-based compensation costs of $15.7 million, an increase of 5 percent from the same period in 2015. The increase in the three months ended September 30, 2016 is primarily due to the impact of the Company's higher share price in 2016 on expenses associated with incentive awards, partially offset by the decrease in expenses associated with base compensation restricted shares as a result of the overall decrease in the Company's share price. During the nine months ended September 30, 2016, the Company recorded share-based compensation costs of $57.4 million, a decrease of 6 percent compared to the same 2015 period. The decrease is primarily due to the decrease in expenses associated with base compensation restricted shares as a result of the overall decrease in the Company's share price, partially offset by the impact of the Company's higher share price in 2016 on expenses associated with incentive awards.
During the three months ended September 30, 2016, capitalized share-based compensation costs remained consistent compared to the same period in 2015. During the nine months ended September 30, 2016, the Company capitalized share-based compensation costs of $11.4 million, a decrease of 17 percent compared to the same 2015 period. The decrease is primarily due to the decrease in expenses associated with base compensation restricted shares as a result of the decrease in the Company's share price and incentive awards.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at September 30, 2016, the Company is authorized to issue up to 17,028,380 common shares (September 30, 2015 - 9,711,852 common shares). The Company had 5,157,300 restricted shares outstanding at September 30, 2016 (September 30, 2015 - 4,032,058 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 178,449 DSUs outstanding at September 30, 2016 (September 30, 2015 - 128,046 DSUs outstanding).
Depletion, Depreciation, Amortization and Impairment

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Depletion and depreciation	356.5	426.1	(16)	1,100.9	1,156.0	(5)
Amortization of E&E undeveloped land	44.1	54.1	(18)	143.3	148.9	(4)
Depletion, depreciation and amortization	400.6	480.2	(17)	1,244.2	1,304.9	(5)
Impairment	-	555.7	(100)	-	555.7	(100)
Depletion, depreciation, amortization and impairment	400.6	1,035.9	(61)	1,244.2	1,860.6	(33)
Per boe, before impairment	27.11	30.25	(10)	26.92	29.98	(10)
Per boe	27.11	65.25	(58)	26.92	42.75	(37)
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 10 percent to $27.11 per boe for the three months ended September 30, 2016 from $30.25 per boe in the same period in 2015. In the nine months ended September 30, 2016, the DD&A rate before impairment decreased 10 percent to $26.92 per boe from $29.98 per boe for the same 2015 period. These decreases are primarily due to reserve additions and reduced future development costs as a result of the Company's successful execution of the capital development program and impairment expense of $1.4 billion recorded during the year ended December 31, 2015.
The decrease in DD&A in the third quarter of 2016 compared to the same period in 2015 was due to the decreases in DD&A rate before impairment as noted above and production. The decrease in DD&A in the nine months ended September 30, 2016 compared to the same period in 2015 was due to the decrease in DD&A rate before impairment as noted above, partially offset by the growth in the Company's production.
Other Income (Loss)
The Company recorded other losses of $13.8 million and $6.1 million in the three and nine months ended September 30, 2016, respectively, compared to other losses of $6.5 million and other income of $11.0 million, respectively, in the same periods in 2015. The other losses in the three and nine months ended September 30, 2016 are comprised primarily of losses on capital dispositions, partially offset by net unrealized gains on long-term investments. The other losses in the three months ended September 30, 2015 is comprised primarily of net unrealized losses on long-term investments, partially offset by gains on capital acquisitions. Other income in the nine months ended September 30, 2015 is comprised primarily of gains on capital acquisitions, partially offset by net unrealized losses on long-term investments.

CRESCENT POINT ENERGY CORP.	8

Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Current tax expense	-	-	-	-	0.2	(100)
Deferred tax recovery	(14.1)	(105.0)	(87)	(137.8)	(142.5)	(3)
Current Tax Expense
In the three and nine months ended September 30, 2016, the Company recorded current tax expense of nil compared to nil and $0.2 million, respectively, in the same periods in 2015. Refer to the Company's December 31, 2015 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the three and nine months ended September 30, 2016, the Company recorded deferred tax recoveries of $14.1 million and $137.8 million, respectively, compared to $105.0 million and $142.5 million, respectively, in the same periods in 2015. The decreases in the three and nine months ended September 30, 2016 compared to the same periods in 2015 are primarily due to the decreases in net loss before tax. The decrease in the nine months ended September 30, 2016 was partially offset by the impact of the two percent increase in the Alberta corporate income tax rate in 2015.
Funds Flow, Cash Flow, Adjusted Net Earnings (Loss) from Operations and Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2016	2015	% Change	2016	2015	% Change
Funds flow from operations	368.1	483.5	(24)	1,150.5	1,441.3	(20)

Cash flow from operating activities	330.2	547.0	(40)	1,085.8	1,437.4	(24)

Adjusted net earnings (loss) from operations	(22.0)	15.3	(244)	(12.1)	84.0	(114)
Adjusted net earnings (loss) from operations per share - diluted	(0.04)	0.03	(233)	(0.02)	0.18	(111)

Net income (loss)	(108.5)	(201.3)	(46)	(422.1)	(487.8)	(13)
Net income (loss) per share - diluted	(0.21)	(0.40)	(48)	(0.83)	(1.04)	(20)
Funds flow from operations decreased to $368.1 million in the third quarter of 2016 from $483.5 million in the same period in 2015. The decrease is primarily the result of the decreases in netback and production volumes. The decrease in the Company's netback is primarily the result of the decrease in realized gain on derivatives and the decrease in average selling price largely due to the decrease in the Company's weighting to crude oil production, partially offset by the decreases in royalties, operating and transportation expenses. Production volumes decreased in the third quarter of 2016 primarily due to the Company's reduced capital development program.
Funds flow from operations decreased to $1.2 billion in the nine months ended September 30, 2016 from $1.4 billion in the same period in 2015. The decrease is primarily the result of the decrease in the netback and increase in interest expense, partially offset by the increase in production volumes. The netback decreased due to the decrease in average selling prices largely due to the decrease in the Cdn$ WTI benchmark price and the decrease in realized gain on derivatives, partially offset by the decreases in royalties, operating and transportation expenses. Production volumes increased primarily due to acquisitions in 2015.
Cash flow from operating activities decreased 40 percent to $330.2 million in the third quarter of 2016 compared to $547.0 million in the same period in 2015, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. In the nine months ended September 30, 2016, cash flow from operating activities decreased 24 percent to $1.1 billion compared to $1.4 billion in the same period in 2015, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures.
The Company reported an adjusted net loss of $22.0 million in the third quarter of 2016 compared to adjusted net earnings of $15.3 million in the same period in 2015, primarily as a result of the decrease in funds flow from operations and fluctuations in deferred taxes, partially offset by the decrease in depletion expense and fluctuations in foreign exchange on translation of unhedged US dollar long-term debt. The Company also reported an adjusted net loss from operations per share - diluted for the three months ended September 30, 2016 of $0.04 per share - diluted compared to adjusted net earnings from operations per share - diluted of $0.03 per share - diluted in the same period in 2015, primarily due to the same reasons discussed above and the impact of shares issued through the September 2016 equity offering.

CRESCENT POINT ENERGY CORP.	9

Adjusted net loss for the nine month period ended September 30, 2016 was $12.1 million compared to adjusted net earnings of $84.0 million in the same period in 2015, primarily as a result of the decrease in funds flow from operations, partially offset by the fluctuations in deferred taxes and foreign exchange on translation of unhedged US dollar long-term debt, and decreases in depletion expense and transaction costs. The Company also reported an adjusted net loss from operations per share - diluted for the nine months ended September 30, 2016 of $0.02 per share - diluted compared to adjusted net earnings from operations per share - diluted of $0.18 per share - diluted in the same period in 2015, primarily due to the same reasons discussed above and the impact of shares issued through the June 2015 and September 2016 equity offerings.
The Company reported a net loss of $108.5 million in the third quarter of 2016 compared to a net loss of $201.3 million in the same period in 2015, primarily as a result of the decreases in depletion, depreciation, amortization and impairment expense and foreign exchange losses, partially offset by increases in unrealized derivative losses and other loss, the decrease in funds flow from operations and fluctuations in deferred taxes. In the nine month period ended September 30, 2016, the Company reported a net loss of $422.1 million compared to a net loss of $487.8 million in the same period in 2015, primarily as a result of the decrease in depletion, depreciation, amortization and impairment expense and the foreign exchange gain, partially offset by the increase in unrealized derivative losses, the decrease in funds flow from operations and other loss.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out over 3½ years from the current quarter.
IFRS 9,Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2016	2015	% Change	2016	2015	% Change
Accumulated dividends, beginning of period	7,114.5	6,578.1	8	6,950.6	5,930.2	17
Dividends declared to shareholders	47.2	219.7	(79)	211.1	867.6	(76)
Accumulated dividends, end of period	7,161.7	6,797.8	5	7,161.7	6,797.8	5

Accumulated dividends per share, beginning of period	31.26	30.21	3	30.94	28.83	7
Dividends declared to shareholders per share	0.09	0.43	(79)	0.41	1.81	(77)
Accumulated dividends per share, end of period	31.35	30.64	2	31.35	30.64	2
Dividends decreased 79 percent and 76 percent in the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The decreases in dividends relate primarily to the reduction in the dividends declared to shareholders to $0.09 per share and $0.41 per share in the three and nine months ended September 30, 2016, respectively, from $0.43 per share and $1.81 per share in the same periods in 2015.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2016, the investments are recorded at a fair value of $28.8 million which is $18.3 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At September 30, 2016, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.

CRESCENT POINT ENERGY CORP.	10

Reclamation Fund
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. At September 30, 2016, the balance in the reclamation fund was $32.7 million, of which $26.5 million is expected to be spent within one year and $6.2 million is expected to be spent beyond one year. There were no contributions to the fund during the third quarter of 2016.
The reclamation fund decreased by $2.8 million during the third quarter of 2016 due to decommissioning and environmental expenditures. The expenditures related primarily to decommissioning work completed in Alberta, Saskatchewan and the United States. Since inception, $175.9 million has been contributed to the reclamation fund and $143.2 million has been spent.
Other Long-Term Assets
At September 30, 2016, other long-term assets consist of $6.2 million related to the balance of the reclamation fund expected to be spent beyond one year and $14.0 million of investment tax credits.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2016, Crescent Point recorded $1.2 million and $4.7 million, respectively, (September 30, 2015 - $2.5 million and $6.5 million, respectively) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer.
Crescent Point also recorded less than $0.1 million and $0.5 million, respectively, during the three and nine months ended September 30, 2016 (September 30, 2015 - $0.3 million and $1.0 million, respectively) of legal fees in the normal course of business to a law firm of which a director of Crescent Point is a partner.
Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Capital acquisitions (net) (1)	208.4	246.1	(15)	216.7	1,739.6	(88)
Development capital expenditures	326.2	320.9	2	728.2	1,207.0	(40)
Capitalized administration (2)	7.3	7.8	(6)	24.7	21.9	13
Office equipment (3)	0.4	1.9	(79)	0.5	11.0	(95)
Total	542.3	576.7	(6)	970.1	2,979.5	(67)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Major Property Acquisition
Southeast Saskatchewan Asset Acquisition
On July 4, 2016, Crescent Point completed the acquisition of assets in southeast Saskatchewan for cash consideration of $223.1 million ($183.6 million was allocated to PP&E and $58.1 million was allocated to E&E assets, including $18.6 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2016 ($31.5 million was allocated to net disposed PP&E and $0.1 million was allocated to net acquired E&E assets, including $9.7 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the third quarter of 2016 were $326.2 million compared to $320.9 million in the third quarter of 2015. In the third quarter of 2016, 225 (201.3 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended September 30, 2016 included $46.7 million spent on facilities, land and seismic.
The Company's development capital expenditures for the nine months ended September 30, 2016 were $728.2 million compared to $1.2 billion in the same period in 2015. In the nine months ended September 30, 2016, 453 (415.5 net) wells were drilled with a success rate of 100 percent. The development capital for the nine months ended September 30, 2016 included $128.1 million spent on facilities, land and seismic.
Crescent Point's budgeted capital program for 2016 is $1.1 billion, not including property and land acquisitions.

CRESCENT POINT ENERGY CORP.	11

Goodwill
The Company's goodwill balance at September 30, 2016 was $251.9 million which is unchanged from December 31, 2015. The goodwill balance is attributable to the corporate acquisitions completed during the periods of 2003 through 2012.
Other Long-Term Liabilities
At September 30, 2016, other long-term liabilities consist of $44.5 million related to a lease inducement, $7.3 million related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions and $3.1 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability increased by $54.3 million during the third quarter of 2016 from $1.38 billion at June 30, 2016 to $1.43 billion at September 30, 2016. The increase relates to $27.7 million due to the revaluation of acquired liabilities, $14.2 million in respect of drilling, $9.1 million as a result of net capital acquisitions and $6.1 million of accretion expense, partially offset by $2.8 million for liabilities settled.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	September 30, 2016	December 31, 2015
Net debt	3,617.2	4,263.6
Shares outstanding	541,379,663	504,935,930
Market price at end of period (per share)	17.30	16.12
Market capitalization	9,365.9	8,139.6
Enterprise value	12,983.1	12,403.2
Net debt as a percentage of enterprise value	28	34
Annual funds flow from operations (1)	1,647.2	1,938.0
Net debt to funds flow from operations (2)	2.2	2.2

(1)	The sum of funds flow from operations for the trailing four quarters.

(2)
Net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At September 30, 2016, Crescent Point's enterprise value increased to $13.0 billion and the Company was capitalized with 72 percent equity compared to $12.4 billion and 66 percent at December 31, 2015, respectively. The Company's net debt to funds flow from operations ratio at September 30, 2016 was 2.2 times, unchanged from December 31, 2015. The decrease in net debt, primarily due to the Company's equity financing for 33.7 million common shares at a price of $19.30 per share for gross proceeds of $650.4 million, was offset by the decrease in funds flow from operations, largely due to the decrease in commodity prices. Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.
The Company has combined credit facilities of $3.6 billion, including a $3.5 billion syndicated unsecured credit facility with sixteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility totals $3.5 billion until June 8, 2018, after which it reduces to thirteen banks and $3.08 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. As at September 30, 2016, the Company had approximately $1.7 billion drawn on bank credit facilities, including $8.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.9 billion.
The Company has private offerings of senior guaranteed notes raising total gross proceeds of US$1.45 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
The Company is in compliance with all debt covenants at September 30, 2016 which are listed in the table below:

Covenant Description	Maximum Ratio	September 30, 2016
Senior debt to EBITDA (1) (2)	3.5	2.1
Total debt to EBITDA (1) (3)	4.0	2.1
Senior debt to capital (2) (4)	0.55	0.28

(1)
EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's development capital budget for 2016 is $1.1 billion with average 2016 production forecast at 167,000 boe/d.

CRESCENT POINT ENERGY CORP.	12

Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At September 30, 2016, Crescent Point had 541.4 million common shares issued and outstanding compared to 504.9 million common shares at December 31, 2015. The increase of 36.5 million shares relates to the September 2016 bought deal financing, minor acquisitions during the nine months ended September 30, 2016 and shares issued pursuant to the Restricted Share Bonus Plan:

•	In September 2016, Crescent Point and a syndicate of underwriters closed a bought deal financing of 33.7 million shares at $19.30 per share for gross proceeds of $650.4 million;

•	Crescent Point issued 0.9 million shares on closing of minor acquisitions during the nine months ended September 30, 2016; and

•	Crescent Point issued 1.9 million shares pursuant to the Restricted Share Bonus Plan.
As of the date of this MD&A, the Company had 541,742,592 common shares outstanding.
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At September 30, 2016, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	33.0	61.8	58.0	260.6	413.4
Senior guaranteed notes (2)	147.9	275.6	471.0	1,345.0	2,239.5
Bank credit facilities (3)	66.8	1,803.9	-	-	1,870.7
Transportation commitments	14.9	27.3	24.7	59.4	126.3
Total contractual commitments	262.6	2,168.6	553.7	1,665.0	4,649.9

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $51.7 million.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at September 30, 2016. The Company expects that the facilities will be renewed and extended prior to their maturity dates.

Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the nine months ended September 30, 2016. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2015.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	13

Summary of Quarterly Results

	2016			2015				2014
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	645.9	645.9	507.6	680.1	730.3	776.2	613.6	930.3

Average daily production
Crude oil (bbls/d)	125,713	132,730	143,971	142,750	143,582	129,224	132,269	133,214
NGLs (bbls/d)	17,750	16,870	16,775	15,253	11,455	8,518	7,774	7,553
Natural gas (mcf/d)	102,883	105,709	104,912	108,631	105,249	83,366	82,867	78,332
Total (boe/d)	160,610	167,218	178,241	176,108	172,579	151,636	153,854	153,822

Net income (loss)	(108.5)	(226.1)	(87.5)	(382.4)	(201.3)	(240.5)	(46.0)	121.3
Net income (loss) per share	(0.21)	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)	0.27
Net income (loss) per share – diluted	(0.21)	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)	0.27

Adjusted net earnings (loss) from operations	(22.0)	15.1	(5.2)	258.0	15.3	40.4	28.3	(12.4)
Adjusted net earnings (loss) from operations per share	(0.04)	0.03	(0.01)	0.51	0.03	0.09	0.06	(0.03)
Adjusted net earnings (loss) from operations per share – diluted	(0.04)	0.03	(0.01)	0.51	0.03	0.09	0.06	(0.03)

Cash flow from operating activities	330.2	427.5	328.1	519.5	547.0	491.5	398.9	651.9

Funds flow from operations	368.1	404.4	378.0	496.7	483.5	524.2	433.6	572.8

Working capital (deficiency) (1)	194.2	(155.8)	(178.3)	(342.8)	(231.2)	(276.6)	(251.5)	(433.0)
Total assets	16,771.9	16,610.9	17,179.5	17,616.0	18,117.7	17,972.8	16,911.1	16,467.2
Total liabilities	6,679.1	7,043.0	7,365.3	7,491.0	7,533.8	7,270.3	6,838.8	6,306.3
Net debt	3,617.2	4,038.7	4,322.4	4,263.6	4,197.9	3,977.0	3,535.7	3,191.1
Total long-term derivative liabilities	2.7	3.8	2.5	0.3	0.3	22.1	0.6	0.2

Weighted average shares – diluted (thousands)	514,017	509,079	507,597	505,773	501,963	459,366	450,420	446,755

Capital expenditures (2)	542.3	88.9	338.9	386.1	576.7	1,816.6	586.2	736.0

Dividends declared	47.2	46.0	117.9	152.8	219.7	330.4	317.5	310.4
Dividends declared per share	0.09	0.09	0.23	0.30	0.43	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to changes in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, several business combinations and natural declines.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to PP&E recorded in the third and fourth quarters of 2015 and the fourth quarter of 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's capital development program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	14

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in the Company's internal controls over financial reporting during the third quarter of 2016.
Outlook
Crescent Point's guidance for 2016 is as follows:

Production
Oil and NGLs (bbls/d)	149,500
Natural gas (mcf/d)	105,000
Total (boe/d)	167,000
Capital expenditures (1)
Drilling and completions ($ millions)	940.0
Facilities and seismic ($ millions)	160.0
Total ($ millions)	1,100.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2015 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	15

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Cash flow from operating activities	330.2	547.0	(40)	1,085.8	1,437.4	(24)
Changes in non-cash working capital	33.9	(68.6)	(149)	53.4	(18.3)	(392)
Transaction costs	1.2	1.5	(20)	1.8	11.2	(84)
Decommissioning expenditures	2.8	3.6	(22)	9.5	11.0	(14)
Funds flow from operations	368.1	483.5	(24)	1,150.5	1,441.3	(20)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Net income (loss)	(108.5)	(201.3)	(46)	(422.1)	(487.8)	(13)
Amortization of E&E undeveloped land	44.1	54.1	(18)	143.3	148.9	(4)
Impairment to PP&E	-	555.7	(100)	-	555.7	(100)
Unrealized derivative (gains) losses	31.7	(443.1)	(107)	568.1	(130.6)	(535)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	25.5	147.9	(83)	(154.7)	247.6	(162)
Unrealized (gain) loss on long-term investments	(1.1)	19.2	(106)	(6.0)	8.7	(169)
(Gain) loss on capital acquisitions / dispositions	15.3	(12.5)	(222)	15.3	(18.8)	(181)
Deferred tax relating to adjustments	(29.0)	(104.7)	(72)	(156.0)	(239.7)	(35)
Adjusted net earnings (loss) from operations	(22.0)	15.3	(244)	(12.1)	84.0	(114)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	16

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2016	December 31, 2015	% Change
Long-term debt (1)	3,799.5	4,452.0	(15)
Accounts payable and accrued liabilities	502.6	679.4	(26)
Dividends payable	16.2	50.5	(68)
Cash	(13.8)	(24.7)	(44)
Accounts receivable	(268.1)	(327.0)	(18)
Prepaids and deposits	(6.4)	(5.1)	25
Long-term investments	(36.3)	(30.3)	20
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(376.5)	(531.2)	(29)
Net debt	3,617.2	4,263.6	(15)

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Results of Operations section in this MD&A.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	17

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", "Reclamation Fund", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	The expected impact of the MRF on Alberta's royalty structure and Crescent Point's operations and Crescent Point's ongoing assessment thereof;	●	The ability of the Company to execute its business strategy;

●
Crescent Point's approach to proactively manage risks inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements;
		●	The Company's objective to manage net debt to funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income;

●	Crescent Point's budgeted capital program for 2016 (excluding property and land acquisitions);	●	Anticipated timing of reclamation fund expenditures;
		●	Expected renewal of bank credit facilities prior to maturity; and
●	Crescent Point’s 2016 production and capital expenditure guidance as outlined in the Outlook section;
		●	Expected adoption of new accounting policies.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CRESCENT POINT ENERGY CORP.	18

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (4) (5)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Trent Stangl
Sr. Vice President, Investor Relations and Communications
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Trent Stangl
Sr. Vice President, Investor Relations and Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	19